Exhibit 99.1

MATERIAL CHANGE REPORT

Regulation 51-102 Respecting Continuous Disclosure Obligations

Form 51-102F3

ITEM 1 – NAME AND ADDRESS OF COMPANY

THERATECHNOLOGIES INC.

2310 Alfred-Nobel Boulevard

Montreal, Québec

Canada H4S 2B4

ITEM 2 – DATE OF MATERIAL CHANGE

September 18, 2013

ITEM 3 – NEWS RELEASE

A news release describing this material change was issued on September 18, 2013 on “Marketwire”. A copy of the news release is available on the SEDAR website at www.sedar.com.

ITEM 4 – SUMMARY OF MATERIAL CHANGE

On September 18, 2013, Theratechnologies Inc. (the “Corporation”) announced that EMD Serono had notified the U.S. Food and Drug Administration (“FDA”) concerning an upcoming shortage of tesamorelin in the United States.

ITEM 5 – FULL DESCRIPTION OF MATERIAL CHANGE

5.1	Full description of material change

On September 18, 2013, the Corporation announced that EMD Serono had notified the FDA of an upcoming shortage of tesamorelin in the United States.

EMD Serono has notified the FDA that, after conduction a review of all available supply, EMD Serono estimates a drug shortage will start to occur in mid-October with a complete stock-out by mid-November.

To reduce the duration of the shortage, EMD Serono will implement a mitigation plan.

EMD Serono also informed the FDA that lots of tesamorelin are scheduled to be manufactured at the end of September to facilitate drug supply replenishment, which should start by mid-December 2013.

5.2	Disclosure for restructuring transactions

Not applicable.

ITEM 6 – RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

Not applicable.

ITEM 7 – OMITTED INFORMATION

Not applicable.

ITEM 8 – EXECUTIVE OFFICER

For further information, contact Jocelyn Lafond, Vice President, Legal Affairs, and Corporate Secretary of the Corporation at (514) 336-4804, ext. 288.

ITEM 9 – DATE OF REPORT

September 19, 2013.